Online Portal, Inc

247 sw 122nd terr   pembroke pines, FL 33025

Offering

Target Funding Reqest	Max. Funding Request	Deadline Date	# of Days to deadline
$ 100,000	$ 1,000,000	11/17/2016	12

Price Per Share of stocks	# of Shares To Be Sold	# of Shares Related to the Max. Funding Request	Total # of Shares Issued
$ 0.02	5,000,000	50,000,000	100,000,000

Voting Right	Will Dividends Be Paid	# of Employees	Equity Valuation of This Company
Yes	No	2	$ 2,000,000

Investors	Investment Committed	% of Target Request	
0	$0	0.00%	

Our Business

Online Portal, Inc. (OPI) was incorporated in the State of FL as a C Corp in 8/2016. OPI is to provide an online marketplace that connects home service professionals with consumers. Home service professionals include individuals/companies that provide services related to buying, selling, renovating and repairing homes. The services to be covered by OPI's portal will include inspections, title, renovations, insurance, etc. OPI's revenue model will be based on lead-generation and subscription services for home service professionals, but free of charge to consumers who need services. OPI seeks to educate buyers in the overall home purchasing process to increase content as part of our marketing strategy. OPI's design for the portal is nearly completed and the portal will be developed and launched around the 1st quarter of 2017.

Market

Market: The online home service market has a value of over $1 billion. OPI would be unique because the company will be focused exclusively on home related services and only charge fees to home service professionals. Some existing sites offer home and many other services, while other sites charge fees to both service providers and consumers. Risk: Key risks that may affect investors' investment and result a total loss of investment are: (1) unable to complete and launch the site, (2) unable to attract sufficient number of users as expected, and (3) unable to generate revenue as expected.

Competitors

Competitors include Angie's List, Thumbtack (TMT), and Home Advisor. Rather than having customers search and browse through listings, they instead tell TMT what they need. TMT then takes that information to the professionals, who decide if the job is right for them. The way TMT makes money is by having professionals pay to contact customers. OPI will utilize the same underlying concept, but focus exclusively on home services unlike TMT whom offers every service possible.

Revenue, Cost, Profit, and Forecast

OPI expects a monthly growth of 5% with a membership conversion rate of 0.01% and paid retention rate of 95%. Annual fees of $100 are charged to paid users. Subscription Revenue for target will be $300k ($892k for max). OPI expects to turn .01% of the 35M service professionals into paid users. Cost will be $50k for target ($370k for max), while profit will be $250k for target ($522k for max). Lead-Generation fees will be developed based on the interactions between consumers and service provider.

Use of Investment Funds

Target: Online portal creation $20k, content online creation $2.5k, online marketing $15k, admin $30k, Google AdWords $5k, API Plug-In $2.5k, app development $5k, accounting and legal $10k, and consulting fees at $10k. Max: OPI will allocate more funds towards online marketing and content creation. Some of key items are online marketing and promotion $100k, Google Adwords, $100k, content creation, $30k, and API Plug Application $20k.

Financial Conditions

The funding request is critical to the OPI's operation. Without funds raised, OPI will be limited in developing and launching the online portal. Once the funds are raised, OPI anticipates to use funds immediately and to be profitable, which is the first financial milestone. OPI will rely on the revenue generated from online users and the funds raised.

Funds Received from Crowdfunding or Other Exempt Offering in Past 3 Years

No other Funds have been received from crowdfunding or other exempt offerings in Past three years.

Other Debts

Online Portal, currently has no debts or obligations

Stock Related Issues (e.g., Impact of issuing additional shares, restriction of transferring stock or dividend distribution)

A total of 1 billion shares authorized and 100 million of shares issued by now. Among those issued shares, 80 million granted to the owner(s) and 2 million related to the target funding request to be sold to investors. If funds raised reach the max level, 20 million (or 20% of the issued shares) will be sold to investors. Online Portal will evaluate and determine whether to pay dividends when it is appropriate. The sale of additional authorized shares may dilute the value of shares purchased.

Class and Terms of Securities and Limitations on Voting Right

Stock to be issued are common stock (equity) with unlimited voting rights.

Other Issues Related to Equity

No other issue related to equity

No other issue related to equity

Related Party Transactions

No Related Party Transactions

Annual Report Filing

The Regulation Crowdfunding (Reg CF) requires a company to file annual report after receiving funds. Because OPI is a new company and is in the process of raising funds, it is not required to file annual report yet. OPI will file and/or terminate filing annual report as required by the Reg CF.

Predecessor Failed Report Filing

None

Material Information Disclosure

None

Disqualified Events

No disqualified events have occurred

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration

Risks associated with Online Portal, Inc

Key risks that may affect investors' investment and result a total loss of investment are: (1) unable to complete and launch the site, (2) unable to attract sufficient number of users as expected, and (3) unable to generate revenue as expected.

Financial disclosure

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	0.0	0.0
Cash & Cash Equivalents	0.0	0.0
Accounts Receivable	0.0	0.0
Short-term Debt	0.0	0.0
Long-term Debt	0.0	0.0
Revenues / Sales	0.0	0.0
Costs of Goods Sold	0.0	0.0
Taxes Paid	0.0	0.0
Net Income	0.0	0.0

View the Company's Website to See More Info	Read Form C filed with the SEC for Other Disclosures
http://onportal.us	Form C

Back

Officers and Major Stock Holders in: Online Portal, Inc

Name	Title	% of Stock Held[*]	Current Year		One Year Ago		Two Years Ago	
			Occupation	Employer	Occupation	Employer	Occupation	Employer
Patrick Noel	President	50.00%	Exporter	4U Hair Unlimited, Inc	Exporter	4U Hair Unlimited, Inc	Exporter	4U Hair Unlimited, Inc
Uriel Ortiz	Sn Executive Vice President	50.00%	Real Estate Investor	Ortiz Property Group, LLC	CEO	Anchor Marine Electric	CEO	Anchor Marine Electric

(*) Note that the percentage of stock held indicates the status of the issuer's current holding prior to selling stocks to investors.